UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: January 31, 2022

MedicaMetrix, Inc.

(Exact name of issuer as specified in its charter)

Delaware	85-1069429
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 Suffolk Street, Suite 250

Lowell, MA 01854

(Mailing Address of principal executive offices)

(617) 488-9233

Issuer’s telephone number, including area code

In this report, the term “MedicaMetrix, Inc.” or “MedicaMetrix” or “the company” or “us” or “we” refers to MedicaMetrix, Inc., a Delaware corporation and our subsidiary on a consolidated basis.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report. Unless otherwise indicated, the latest results discussed below are as of January 31, 2022. The single most important financial event during the six months ended January 31, 2022 was the issuance to accredited investors of $992,500 in Convertible Promissory Notes.

The consolidated financial statements included in this filing as of and for the six months ended January 31, 2022 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although, in the opinion of management, all adjustments and disclosures necessary for a fair presentation of the unaudited consolidated financial statements have been included. The results of operations for the six-months ended January 31, 2022 are not necessarily indicative of the results that may be expected for the full year.

Overview

MedicaMetrix, Inc. is an early-stage medical services/MedTech company that was founded with a mission to provide innovative technologies and device solutions that transform the healthcare status quo, leading to better medical outcomes, streamlined care and enhanced patient experience. The company is dedicated to bringing high quality, cost effective, care to men facing urinary tract issues, with an emphasis on the detection, disease differentiation, prompt diagnosis, and non-invasive surveillance of men potentially presenting with prostate cancer. MedicaMetrix plans to employ its patented algorithm-based device technology and diagnostics platform that permits rapid, point-of-contact prostate volume measurement and the utilization of biosensor tools that will allow urologists to make bed-side treatment decisions. Plans include the use of expanded biomarker assessments leading to a broadened diagnostic scope available for patient care. In addition, the company has acquired (e.g., the SureSet Securement Devices) and plans to continue acquiring medical and wellness devices and technologies as opportunities present themselves and to integrate these devices and technologies into its business.

2

The company anticipates that its revenues will eventually come from the following activities:

●	Sales of SureSet Securement Devices, which secures the catheter hub and infusion tube with a single site bandage and organizes the tubing for easy access and removal, streamlining infusion set-up for safe and easy access, reducing variation and improving safety. We have developed a SureSet Securement Device for securing peripheral IV catheters, that we are actively marketing in the United Stated and India. We anticipate first revenues by July 2022. We plan to expand our family of SureSet Securement Devices for other catheter securement applications.

●	Sales of prostrate cancer diagnostic products, which are subject to final development, clinical testing and regulatory as noted below, consisting of:

	Product	Function	Status
●	ProstaMetrix (including the encoder and starter kits which include the controller):	Measurement of prostate volume during a digital rectal exam	Final stage of prototype development; clinical trials expected to start in 2022

●	PSA LM	At-home prostate-specific antigen (PSA) test, which measures levels of PSA in blood	Early stage of development in conjunction with a major research institution

●	LM Score	Urine-base biomarker test for prostate cancer	Pre-development

Our financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Our ability to continue as a going concern is completely dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund operations. We have not yet commenced planned revenue producing operations and to-date, have not generated any revenue. As a result, there is substantial doubt about our ability to continue as a going concern. Management is currently seeking debt and equity financing to sustain operations. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to implement our business plan. If we cannot continue as a sustainable entity, our stockholders may lose some or all of their investment in us.

Results of Operations

	For the six months ended January 31,
	2022	2021
Operating expenses
General and administrative	$919,091	$845,151
Research and development	816,988	97,146
Marketing	393,694	75,690
Net operating loss	2,129,773	1,017,987

Other income (expenses)
Interest expense	15,123	-
Loss before income taxes	2,144,896	1,017,987

Other comprehensive loss
Foreign currency translation adjustment	10,902	-
Comprehensive loss	$2,133,994	$1,017,987

From inception through January 31, 2022, the company generated no revenues.

3

Total operating expenses and comprehensive loss for the six months ended January 31, 2022 doubled for the six months ended January 31, 2022 compared to the prior period, mostly as a result of a sevenfold increase in research and development costs related primarily to the ramp up in expenses for ProstaMetrix in anticipation of clinical trials and, to a lesser extent, finalizing the development of our SureSet peripheral IV securement device. In addition, marketing expenses increased by approximately $318,000 as a result of staffing increases and the start of marketing for SureSet. General and administrative expenses increased relatively slightly reflecting our efforts to control these expenses despite increased research and development and fundraising activities.

We increased expenses significantly in 2021 in order to accelerate our product development and commercialization efforts and increase our ability to begin marketing and selling our products. For instance, our monthly burn rate for operating expenses averaged over $80,000 per month for the six months ended January 31, 2021, compared to approximately $350,000 per month on average for the six months ended January 31, 2022.

In January 2022, we determined to realign our efforts and expenditures to focus on our core products and reduce our cash burn rate and since then have taken a number of actions to do so. We have focused our efforts on ProstaMetrix and SureSet, our original devices, while pausing development of LM Score, which we began developing in August 2021. We are continuing development of PSA LM, which involves minimal upfront costs for us. In addition, we determined that we needed to improve the design of several elements of our ProstaMetrix prototype, delaying our expected start of clinical trials and resulting in a pause in those related expenses. In addition, while maintaining our marketing and sales efforts in India for SureSet, we reduced US-based sales and marketing staff until we have established key anchor customers in the United States. Finally, six members of our senior management team, including our Chairman and Chief Financial Officer, have each agreed to waive their salaries or consultancy payments, as applicable, and we have reduced expense levels for regulatory and other consultants. As a result, we estimate that our monthly cash burn rate will reduce to approximately $180,000 beginning in the month of May 2022 until we secure sufficient funding.

Liquidity and Capital Resources

As of January 31, 2022, we had $96,560 cash on hand. Net cash used for operating activities during the six month ended January 31, 2022 was approximately $1,673,000, while net cash provided from financing activities was approximately $967,000, primarily reflecting our sales of convertible promissory notes less debt issuance costs.

From the date of our formation through November 2020, we raised $500,000 from a private placement under Regulation D, which commenced in June 2020, under which we sold 1,000,000 Preferred Membership Units of MedicaMetrix, LLC to accredited investors. All outstanding Preferred Membership Units converted to an equivalent number of Series A Preferred Stock upon our 2020 conversion from a Delaware limited liability company to a Delaware corporation. In January 2021, we raised $3,000,000 from the sale of 2,727,273 shares of Series B Preferred Stock to a Janus Henderson fund. See Note 10 to our unaudited financial statements below for a description of the terms of our Preferred Stock.

In October 2020, we launched a best efforts offering of up to 4,000,000 shares of Common Stock, at a per share price of $5.00, pursuant to Regulation A under the Securities Act, which is ongoing. As of April 30, 2022, the Company had raised a total of $526,330 under this financing round. In addition, on various dates between August 6, 2021 and April 30, 2020, the Company issued $1,030,000 of convertible promissory notes, $992,500 of which was raised during the six months ended January 31, 2022. The Promissory Notes have a maturity date of March 31, 2023 and will accrue interest at a simple rate between 6% and 8% per year. See Note 13 to our unaudited financials statements below. Members of our management team participated in both of these offerings.

The company is also in the early stages of raising an institutional round of funding and is seeking $10 to $15 million of financing. The terms of the securities and the ultimate amount of financing have not been determined.

If we raise $15,000,000 in additional capital, we will be able to fund our operations for four years, based on our current expected timing for our projects, clinical studies and business development plans and without factoring the receipt of any revenue. If we do not raise any additional capital funding, we will be able to operate the company for approximately four to six months before requiring additional financing, again assuming we do not generate any revenue during that time. We are optimistic, however, that we will start generating revenue in July 2022 based on our marketing efforts for SureSet.

4

Significant commitments and contingencies include the following:

●	On January 15, 2022, we entered into an agreement with Daniel Larkin, M.D. to purchase the patent and other assets related to the SureSet Securement devices for a cash payment of $1,000 and the payment of fees of 4.5% of the net sales of the SureSet Securement products and other milestone payments (both cash and equity-based) through the term of the SureSet-related patents. Pursuant to the purchase agreement, the Company also engaged Dr. Larkin to perform services for the company and appointed him Director of Innovation and Commercialization for a monthly fee of $5,000 plus a grant of options exercisable for 20,000 shares of Common Stock at an exercise price of $1.00 per share.

●	In 2021, we acquired a license to all of the intellectual property of ProUroCare, Inc. (“ProUroCare”) in exchange for agreeing to pay-off all of ProUroCare’s outstanding bank loans, Thereafter, we issued ProUroCare a warrant to acquire 25,000 shares of Common Stock at an exercise price of $3.75 per share and an expiration date of April 27, 2026. We also issued a warrant to a major shareholder of ProUroCare to acquire 26,000 shares of Common Stock at an exercise price of $1.10 per share and an expiration dated of April 27, 2026, in exchange for the major shareholder agreeing to repay a ProUroCare bank loan of $101,000. The holder of the warrant has the right to exchange the warrant for $101,000 in cash. We have paused any development work related to this intellectual property at this time.

●	The company leases an office suite in Lowell, Massachusetts for monthly payments of $2,750, under a 12 month lease that expires in May 2022.

Trend Information

The Company is subject to the risks common to companies in the health sciences and medical device industries including, but not limited to, developments by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, supply chain disruptions, commercialization of existing and new products, and compliance with U.S. Food and Drug Administration (FDA) and foreign regulations and approval requirements, as well as the ability to grow the Company’s business through appropriate commercial strategies.

The COVID-19 pandemic has disrupted economic activity worldwide. Our management is evaluating the impact of these events as information becomes available to make decisions to protect our operations and employees. We believe COVID-19 will likely make it more difficult for us to raise funds through a credit facility or other fund-raising methods. Our intended use of cash to deploy into the development and marketing of our products has been negatively affected. Because it is more difficult to physically expand our operations due to the social distancing regulations and travel restrictions, it is more difficult for us to use this capital as intended at this time.

Item 2. Other Information

None.

5

Item 3. Financial Statements

MEDICAMETRIX, INC. AND SUBSIDIARY

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

6

MEDICAMETRIX, INC. AND SUBSIDIARY

F-1

MEDICAMETRIX, INC

UNAUDITED CONSOLIDATED BALANCE SHEETS

JANUARY 31, 2022 AND 2021

	2022	2021
ASSETS

CURRENT ASSETS
Cash	$96,560	$2,729,996
Prepaid expenses	18,817	316
Advance	7,448	88,000
Advances - related party	57,054	-
Other current assets	6,283	-
TOTAL CURRENT ASSETS	186,162	2,818,312

PROPERTY AND EQUIPMENT, NET	126,435	11,440.00

PATENTS – NET	994	-

TOTAL ASSETS	$313,591	$2,829,752

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$413,005	$355,497
Accrued expenses	143,238	69,202
Other liabilities	17,441	-
TOTAL CURRENT LIABILITIES	573,684	424,699

WARRANT LIABILITY	101,000

CONVERTIBLE DEBT	976,250

STOCKHOLDERS’ EQUITY (DEFICIT)
Series A Preferred Stock, $.0001 par value, 1,000,000 shares authorized, issued and outstanding (liquidation preference of $500,000)	100	100
Series B Preferred Stock, $.0001 par value, 3,000,000 shares authorized, 2,727,273 shares issued and outstanding (liquidation preference of $3,000,000)	273	273
Common Stock, $.0001 par value 25,000,000 shares
authorized, 10,060,440 issued and outstanding	1,006	200
Additional paid-in capital	3,501,451	3,615,541
Accumulated deficit	(4,850,858)	(1,211,061)
Accumulated other comprehensive loss	10,685
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(1,337,343)	2,405,053

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$313,591	$2,829,752

The accompanying notes are an integral part of these financial statements

F-2

MEDICAMETRIX, INC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JANUARY 31, 2022 and 2021

	2022	2021

OPERATING EXPENSES
General and administrative	$919,091	$845,151
Research and development	816,988	97,146
Marketing	393,694	75,690

NET OPERATING LOSS	2,129,773	1,017,987

OTHER INCOME (EXPENSES)
Interest expense	15,123	0

LOSS BEFORE INCOME TAXES	2,144,896	1,017,987

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	10,902	-

COMPREHENSIVE LOSS	$2,133,994	$1,017,987

Weighted average earnings per share	$(0.21)	$(0.10)
- basic and diluted

Weighted Average Common Shares outstanding
- basic and diluted	10,051,254	10,000,000

The accompanying notes are an integral part of these financial statements

F-3

MEDICAMETRIX, INC

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JANUARY 31, 2022

		STOCKHOLDERS’ EQUITY (DEFICIT)
	TOTAL	Series A Preferred Shares	Series A Preferred Stock Par Value	Series B Preferred Shares	Series B Preferred Stock Par Value	Common Stock Shares	Common Stock Par Value	Additional Paid-In capital	Accumulated Deficit	Accumulated other comprehensive loss

Balance July 31, 2021	$792,490	1,000,000	$100	2,727,273	$273	10,050,000	$1,005.00	$3,497,291	$(2,705,962)	$(217)

Sale of common stock	52,200					10,440	1	52,199
										..
Stock based compensation programs	4,748							4,748

Net loss	(2,133,994)								(2,144,896)	10,902

Less:
Stock issuance costs	$(52,787)							(52,787)

Balance January 31, 2022	$(1,337,343)	1,000,000	$100	2,727,273	$273	10,060,440	$1,006	$3,501,451	$(4,850,858)	$10,685

The accompanying notes are an integral part of these financial statements

F-4

MEDICAMETRIX, INC

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,144,896)	$(1,017,987)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	7,233	1,330
Amortization	8,756
Stock based compensation	4,748	131,220
Changes in operating assets and liabilities
Prepaid expenses	56,234	33,851
Other current assets	5,675
Accounts payable	321,135	313,562
Accrued expenses	60,943	16,528
Other liabilities	7,176	(990)
Net cash used for operating activities	(1,672,996)	(522,486)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(87,021)	(12,770)
Purchase patents	(1,000)
License	40,000
Advances - related party	(49,011)
Advances - other	1,520	(25,652)
Net cash used for investing activities	(95,512)	(38,422)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of members’ interest	-	10,000
Proceeds from sale of preferred stock	-	3,040,000
Proceeds from sale of common stock	52,200
Proceeds from convertible debt	992,500
Debt issuance costs	(25,000)
Stock issuance costs	(52,787)	(10,306)
Reorganization costs	-	(5,000)
Net cash provided from financing activities	966,913	3,034,694

EFFECT OF EXCHANGE RATE CHANGES ON CASH	10,993

NET INCREASE IN CASH	(790,602)	2,473,786

CASH, BEGINNING OF THE PERIOD	887,162	256,210

CASH, END OF PERIOD	$96,560	$2,729,996

Cash paid during the period for:
Interest	$15,123	$-
Income taxes	$-	$-

The accompanying notes are an integral part of these financial statements

F-5

MEDICAMETRIX, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

NOTE 1 – NATURE OF BUSINESS

MedicaMetrix, Inc. (formerly MedicaMetrix, LLC) (“MedicaMetrix” or the “Company”) was formed on May 13, 2020 and is headquartered in Lowell, Massachusetts. On January 12, 2021 the Company acquired 99.99% of MedicaMetrix Devices Private Limited, an Indian company, with a manufacturing location in Hyderabad, India. MedicaMetrix is a medical services/MedTech company dedicated to bringing high quality, cost effective, care to men facing urinary tract issues, with an emphasis on the detection, disease differentiation, prompt diagnosis, and non-invasive surveillance of men potentially presenting with prostate cancer.

MedicaMetrix plans to employ its patented algorithm-based device technology and diagnostics platform that permits rapid, point-of-contact prostate volume measurement and the utilization of biosensor tools that will allow urologists to make bed-side treatment decisions. Plans include the use of expanded biomarker assessments leading to a broadened diagnostic scope available for patient care.

The Company is developing the SureSet™ Securement device, which secures the catheter hub and infusion tube with a single site bandage and organizes the tubing for easy access and removal. This one simple device streamlines infusion set-up, allows safe and easy access, while reducing variation and improve safety.

The Company is subject to the risks common to companies in the health sciences and medical device industries including, but not limited to, developments by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, supply chain disruptions, commercialization of existing and new products, and compliance with U.S. Food and Drug Administration (FDA) and foreign regulations and approval requirements, as well as the ability to grow the Company’s business through appropriate commercial strategies.

NOTE 2 - REORGANIZATION

On October 6, 2020, MedicaMetrix converted from a Delaware limited liability company to a Delaware corporation. As a result, holders of MedicaMetrix, LLC common units received one share of MedicaMetrix, Inc. common stock for each MedicaMetrix, LLC common membership interest they owned. Similarly, holders of Series A preferred membership interests received one share of MedicaMetrix Series A preferred stock for each Series A preferred membership interest they held. The holders of MedicaMetrix, Inc. Series A preferred stock receive economically equivalent rights and preferences that they were entitled to as holders of MedicaMetrix, LLC Series A preferred membership interests. Each share of MedicaMetrix, Inc. common stock and each share of MedicaMetrix, Inc. Series A preferred stock provides the holder with the right to one vote. All property, rights, privileges, powers and franchises of MedicaMetrix, LLC vested in MedicaMetrix, Inc., and all debts, liabilities and duties of MedicaMetrix, LLC became debts, liabilities and duties of MedicaMetrix, Inc. All references to the former member’s equity accounts in MedicaMetrix, LLC have been adjusted to reflect this reorganization.

F-6

NOTE 3 – GOING CONCERN AND MANAGEMENTS’ PLANS

The accompanying unaudited consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company’s ability to continue as a going concern is completely dependent upon its ability to generate cash from operating activities and/or to raise additional capital to fund the Company’s operations. The Company has not yet commenced planned revenue producing operations and to-date, has not yet generated any revenue. The Company has an accumulated deficit of $4,850,858 as of January 31, 2022. Net cash used in operating activities during the half year ended January 31, 2022 was $1,672,996. Management has concluded that these factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from when these consolidated financial statements were issued. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our capability to implement our business plan. If we cannot continue as a sustainable entity, our stockholders may lose some or all of their investment in us. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Management is currently seeking debt and equity financing to sustain operations. See Notes 10, 13 and 15.

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). This summary of significant accounting policies is presented to assist in understanding the Company’s unaudited consolidated financial statements. The unaudited consolidated financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to U.S. GAAP and have been consistently applied in the preparation of the unaudited consolidated financial statements.

Principles of Consolidation and Business Combination

The accompanying unaudited consolidated financial statements include the accounts of MedicaMetrix Devices Private Limited, a 99.99% owned subsidiary. This subsidiary was acquired on January 12, 2021 for $1,700. The 0.01% noncontrolling interest has not been presented in these consolidated financial statements because it is immaterial to the fair presentation of the consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

Earnings per Common and Common Equivalent Shares

During the period from May 13, 2020 to October 6, 2020, the Company operated as a Limited Liability Company (LLC). Since each unit of the member’s interest in the LLC was converted to one share of common stock, the LLC units were treated as common stock equivalent for earnings per share calculations.

F-7

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the consolidated statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended January 31, 2022 there were 105,534 convertible debt, excluded.

Cash, Cash Equivalents and Concentration of Credit Risk

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. As of January 31, 2022 and 2021, there were no cash equivalents.

Financial instruments that subject the Company to concentrations of credit risk include cash. The Company maintains cash in an international financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times throughout the year, cash balances may exceed the maximum insured amount.

The Company does not have any credit lines with any commercial banks.

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of costs and expenses in the consolidated financial statements and disclosures in the accompanying notes. Actual results and outcomes may differ materially from management’s estimates, judgments and assumptions.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are also recognized for operating losses, contribution carryforwards and tax credits that are available to offset future taxable income.

In the fiscal period ended July 31, 2020, the Company filed an Entity Classification Election with the Internal Revenue Service to be taxed as a corporation. As disclosed in Note 2, on October 6, 2020, the Company converted from an LLC to a corporation and there is no impact on the tax accounts because there was no change in tax status.

Advances –Related Party

Advances – related party represents payments made to a related party for management, administration and support services.

F-8

Research and Development Expense

The cost of research, development and product improvement are charged to expense as they are incurred, unless they have alternative future uses, then these costs are capitalized. The Company’s costs incurred for the six months ended January 31, 2022 and 2021 have been expensed. During the six months ended January 31, 2022 and 2021, research and development expenses were $816,988 and $97,146, respectively.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of four years. At time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations.

Intangible Assets

The costs of purchased and internally developed patents are being amortized over the lesser of their estimated useful lives or the legal life of the patent on a straight-line basis. Intangible assets are evaluated at least annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the six months ended January 31, 2022 and 2021, the only impairment was a license which the company had acquired for $40,000. Management determined that the license had no future value to the Company and was written off the books.

Comprehensive Income

On January 12, 2021 the Company acquired 99.99% of MedicaMetrix Devices Private Limited, an Indian company.

The consolidated financial statements are presented in U.S. dollars. Assets and liabilities are translated into U.S. dollars at the current exchange rate in effect at January 31, 2022, and expenses are translated at the average of the exchange rates in effect during the six months ended January 31, 2022 and 2021. Stockholders’ equity accounts are translated using the historical exchange rate at the date the entry to stockholders’ equity was recorded, except for the change in retained earnings during the period, with is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating the functional currency (Indian Rupee) to the reporting currency are recorded in accumulated other comprehensive income in the consolidated balance sheets.

F-9

Stock-Based Compensation

The Company accounts for stock options issued to employees as share-based compensation. The cost to the employees is measured at the grant date, based on the estimated fair value of the award and is recognized as expense over the employee’s requisite vesting period. For performance-based vesting awards, compensation expense is recorded based on the amount of awards expected to vest. The fair value of each stock option is estimated on the date of grant using the Black-Scholes pricing model. The inputs used in calculating the fair value of the share-based payment awards represent management’s best estimations as there was no active public market for the Company’s shares. The risk-free interest rate used in the calculations is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options as calculated using the simplified method.

The expected life of the options is based on the vesting period and contractual life of the option granted and warrants is based on the contractual life of the warrant granted. Share-based payment awards are reflected as a non-cash expense because Company obligations are settled by issuing shares of our common stock from our authorized shares instead of settling such obligations with cash payments.

The Company measures stock-based compensation expense for its non-employee stock-based awards by determining the grant date fair value of the option or equity-classified warrants issued. The fair value of equity classified awards are estimated on the date of grant using the Black-Scholes pricing model. The fair value of the fully vested option or equity-classified warrant is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Warrant Liability

The Company estimates the fair value of its warrant liability at grant date and at each reporting period using the Monte Carlo method. The significant assumptions used in a Monte Carlo simulation are: (1) the forecasted values of the underlying metric, (2) the volatility of the underlying metric, (4) the risk-free rate, and (5) discount rate for debt instruments with similar risk. Changes in the fair value of the warrant liability are recorded in the consolidated statements of operation.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the assets or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

F-10

Level 2—Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The assets or liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The warrants units with an embedded put option are classified as Level 3 within the fair value hierarchy.

Debt Issuance Costs

The Company presents debt issuance costs as a reduction of the carrying amount of the Company’s debt in accordance with Accounting Standards Codification (ASU) 835-30.

Debt issuance costs are amortized using the straight-line method over the life of the debt, which is not materially different than the effective rate method. Amortization of the debt issuance costs is reported in interest expense in the accompanying consolidated statements of operations and comprehensive income. The amortization totaled $8,750 for the six months ended January 31, 2022.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at January 31, 2022 and 2021

	January 31, 2022	January 31, 2021

Equipment	$139,651	$12.770
Less: accumulated depreciation	(13,216)	(1,330)
Total	$126,435	$11,440

Depreciation expense for the six months ended January 31, 2022 and 2021 totaled $7,233 and $1,330, respectively.

NOTE 6 – PATENTS

In May 2020, investors contributed and the Company owns or is the exclusive licensee of six issued U.S. patents and one international patent that support the ProstaMetrix product. In accordance with the guidance under SAB Topic 5G, “Transfers of Nonmonetary Assets by Promoters or Shareholders”, patents were recorded at their historical cost of zero, which may differ from fair value.

F-11

In January 2022, the Company completed the purchase of a patent to support the SureSet product.

As of January 31, 2022 the following are included in patents:

At cost	$1,000
Less accumulated amortization	(6)
Net book value of patents	$994

NOTE 7 – ACCRUED EXPENSES

Accrued expenses consist of the following as of:

	January 31, 2022	January 31, 2021

Employee compensation	$58,159	$35,000
Professional, legal, and accounting fees	58,673	30,800
Other	26.406	3,402

	$143,238	$69,202

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Leases

The company leases an office suite in Lowell, Massachusetts for monthly payments of $2,750, commencing on June 1, 2021. The lease term is for twelve months, and has not yet been renewed as of the date of the issuance of these consolidated financial statements. The term of this lease may be extended subject to the prior written approval of the lessor. This lease is revocable at any time upon thirty days’ written notice from the lessor. The rent expense was $16,500 and $16,500 for the six months ended January 31, 2022 and 2021, respectively.

Future minimum lease payments are as follows:

For the six months	$13,750.

The Company also leases manufacturing space in India. Such amounts are not material to the consolidated financial statements.

Contractual Obligations

Dr. Daniel Larkin

On January 15, 2022, MedicaMetrix entered into an agreement with Daniel Larkin, M.D. to purchase the patent and other assets related to the SureSet Securement devices. Under the terms of this purchase agreement, MedicaMetrix entered into a development and payment agreement that provides for payment of revenue fees and other payments through the term of the SureSet-related patents. The purchase agreement contains the following key terms:

●	Payment of revenue fees of 4.5% of the net sales of the SureSet Securement products
●	Other payments or equity options of various amounts based on achieving certain milestones.

F-12

Currently, MedicaMetrix has not yet paid any revenue fees to Dr. Larkin for the SureSet product as the product has yet to generate any sales. Pursuant to the purchase agreement, the Company also engaged Dr. Larkin to perform services for the company and appointed him Director of Innovation and Commercialization for a monthly fee of $5,000 plus a grant of options exercisable for 20,000 shares of Common Stock at an exercise price of $1.00 per share.

ProUroCare, Inc.

The Company acquired a license to all of the intellectual property of ProUroCare, Inc. (“ProUroCare”) in exchange for agreeing to pay-off all of ProUroCare’s outstanding bank loans. In addition, on April 28, 2021, the Company agreed to grant ProUroCare a warrant to acquire 25,000 shares of common stock at an exercise price of $3.75 per share. The warrant has an expiration date of April 27, 2026, and is classified in equity.

On April 28, 2021, the Company also issued a warrant to a major shareholder of ProUroCare to acquire 26,000 shares of common stock at an exercise price of $1.10 per share in exchange for agreement of the major shareholder to pay-off a ProUroCare bank loan of $101,000. This warrant expires on April 27, 2026. The holder of the warrant has the right to exchange the warrant for $101,000 which qualifies as a put option embedded within the warrant. The Company determined that under the guidance of ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging, the warrants are classified as a warrant liability in the accompanying consolidated balance sheet as of January 31, 2022 and are recorded at fair value at every reporting period. It was determined that there was no change in fair value in the six months ended January 31, 2022.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with UrbanX Global Investors, LLC. A Director, who owns 35% of the Common Stock of the Company, also owns 90% of UrbanX Global Investors, LLC. UrbanX Global Investors, LLC owns 11% of the Common Stock of the Company. For management services, the Company paid $419,263 and $204,515 for the six months ended January 31, 2022 and 2021, respectively. The Company advanced to UrbanX Global Investors, LLC $57,054 for the six months ended January 31. 2022 and owes Urbanx Global Investors, LLC $121,038 as of January 31, 2021. There are no terms or conditions associated with the repayment of these amounts. It is the intention of all parties to continue in this manner.

The Company also received $562,500 in debt financing from certain shareholders and members of management that participated in the Company’s convertible note offerings.

F-13

NOTE 10 – SHAREHOLDERS’ EQUITY

At January 31, 2022, the Company has three classes of authorized Stock: Common Stock (“Common Stock”), Series A Preferred Stock (“Series A Preferred Stock”) and Series B Preferred Stock (“Series B Preferred Stock”). The rights under the three classes of stock are described below.

Common Stock

Each share of Common Stock is entitled to one vote. As of January 31, 2022, 10,060,440 shares of Common Stock are issued and outstanding. 10,000,000 shares were issued in exchange for members’ interest on October 6, 2020 and 50,000 were awarded as Restricted Stock Units on October 7, 2020, and became fully vested in March 2021.

In October 2020, the Company launched a best efforts offering of up to 4,000,000 shares of Common Stock, at a per share price of $5.00, pursuant to Regulation A under the Securities Act. As of January 31, 2022, the Company issued 10,440 shares and raised $52,200 under this financing round.

Series A Preferred Stock

Voting Rights

Each holder of MedicaMetrix’s Series A Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation (the Certificate of Incorporation”), holders of Series A Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis and will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of Common Stock, as detailed in the Certificate of Incorporation.

Conversion Rights

Shares of Series A Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company’s Common Stock at the then-applicable conversion rate. The conversion rate is currently one share of Common Stock per share of Series A Preferred Stock, which is calculated as the original issuance price of $0.50 divided by the conversion price of $0.50 per share. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of a dividend or other distribution payable in additional shares of Common Stock, reclassification, exchange, substitution, merger or consolidation. Furthermore, if the Company issues additional shares of Common Stock without consideration, or for a consideration per share less than the conversion price, then the conversion price would be reduced in accordance with the Certificate of Incorporation.

Additionally, each share of Series A Preferred Stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act or upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class on an as-converted basis.

F-14

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or a Deemed Liquidation Event such as the sale, merger or consolidation of the company or, as further set forth in the Certificate of Incorporation, all holders of Series A Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock. Holders of Series A Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Original Issue Price for such share plus any declared but unpaid dividends with respect to such shares or (b) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. The “Series A Original Issue Price” for the Series A Preferred Stock will initially be equal to $0.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they are entitled, the holders of shares of Series A Preferred Stock will share rateably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock and payment of all preferential amounts required to be paid to the holders of shares of Common Stock, the remaining funds and assets available for distribution to the stockholders of the company will be distributed among the holders of shares of Series A Preferred Stock, on an as converted basis, and holders of shares of Common Stock, pro rata based on the number of shares of Common Stock (assuming the conversion of the Series A Preferred Stock) held by each such holder.

Series B Preferred Stock

Voting Rights

Each holder of MedicaMetrix’s Series B Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred B Stock held by such holder are convertible. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series B Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis and will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Dividend Rights

Holders of Series B Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of Common Stock, as detailed in the Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

F-15

Conversion Rights

Shares of Series B Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company’s Common Stock at the then-applicable conversion rate. The conversion rate is one share of Common Stock per share of Series B Preferred Stock, which is calculated as the original issuance price of $1.10 per share divided by the conversion price of $1.10 per share. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of a dividend or other distribution payable in additional shares of Common Stock, reclassification, exchange, substitution, merger or consolidation. Furthermore, if the Company issues additional shares of Common Stock without consideration, or for a consideration per share less than the conversion price, then the conversion price would be reduced in accordance with the Certificate of Incorporation.

Additionally, each share of Series B Preferred Stock will automatically convert into Common Stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act at a price of at least $3.30 per share, resulting in at least $20,000,000 of gross proceeds to the Company, or upon the affirmative election of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a single class on an as-converted basis.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or a Deemed Liquidation Event such as the sale, merger or consolidation of the company or, as further set forth in the Certificate of Incorporation, all holders of Series B Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Series A Preferred Stock and Common Stock. Holders of Series B Preferred Stock will receive a liquidation preference equal to an amount for each share equal to the Series B Original Issue Price for such share plus any declared but unpaid dividends with respect to such shares. The “Series B Original Issue Price” for the Series B Preferred Stock will initially be equal to $1.10 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock.

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they are entitled, the holders of shares of Series B Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series B Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock and payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the company will be distributed among the holders of shares of Preferred Stock, on an as converted basis, and holders of shares of Common Stock, pro rata based on the number of shares of Common Stock (assuming the conversion of the Preferred Stock) held by each such holder.

F-16

Incentive Stock Plan

At January 31, 2022, the Company has reserved 2,170,000 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company under the Amended 2020 Equity Incentive Plan (the “Plan”). At January 31, 2022, 737,875 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Plan.

The stock options are exercisable at a price equal to the value at the date of the grant as set by the Board of Directors. Options are vested either after a 3-to-4 year vesting period or when specific milestones are reached or services performed. All options expire seven years from the date of the grant.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

The stock-based compensation expense for the six months ended January 31, 2022 and 2021 was $4,748 and $131,220, respectively and is included in the consolidated statements of operation, as follows:

	2022	2021
General and administrative	$3,750	$108,611
Research and development	978	22,609
Marketing	20	0
Total	$4,748	$131,220

The following is a summary of the option activity:	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding - August 1, 2020	-	-	-
Granted	1,332,125	$1.00	6.50
Exercised	-	-	-
Forfeited or Expired	-	-	-
Outstanding - January 31, 2022	1,332,125	$1.00	6.00
Exercisable – January 31, 2022	334,591	$1.04	6.4

F-17

At January 31, 2022, the Company has $18,854 in unrecognized stock-based compensation expense attributable to outstanding options, which will be recognized over an average period of 2.20 years.

The fair value of each stock option was estimated using the Black-Scholes option pricing model with the following assumptions for the six months ended January 31, 2022:

Fair value of common stock	$0.12
Expected term (in years)	6.65
Risk-free interest rate	1.83%
Expected volatility	75%
Expected dividend yield	0%

The weighted-average grant date fair value of options granted during the six months ended January 31, 2022 was $0.04.

Restricted Stock Units

On October 7, 2020, the Company awarded 50,000 restricted shares of common stock to an employee which were recorded at fair value. These shares became fully vested as of July 31, 2021.

On September 30, 2021, the Company awarded 50,000 restricted shares of common stock to an employee which were recorded at fair value. None of these units have vested as of January 31, 2022.

NOTE 11 – INCOME TAXES

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse.

Additionally, the Company must assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. The Company has provided a full valuation allowance on the Company’s deferred tax assets because the Company believes it is more likely than not that its deferred tax assets will not be realized. The Company evaluates the recoverability of its deferred tax assets on an annual basis. Currently, there is no provision for income taxes as the Company has incurred losses to date.

A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate is as follows:

	January 31, 2022	January 31, 2021

Statutory income tax rate	21.00%	21.00%
Increase (decrease) resulting from:
State taxes	8.16	7.10
Change in valuation allowance	(29.16)	(28.10)

Effective tax rate	-%	-%

F-18

The Company’s total deferred tax assets and deferred tax asset valuation allowance are as follows:

	July 31, 2022	January 31, 2021

Deferred tax attributed to:
Net operating loss	$457,839	$-
Stock-based compensation	993	36,906-
Start-up costs and organizational costs	846,365	$249,159
Total deferred tax assets	$1,305,197	286,065
Less valuation allowance	(1,305,197)	(286,065)
Net deferred taxes	$-	$-

As of January 31, 2022, the Federal net operating losses of $1,664,804 will be carried forward indefinitely. Losses incurred prior to January 1, 2021 are able to offset 100% of future taxable income. Losses incurred on or after January 1, 2021 are able to offset 80% of taxable income in future years. The company has state net operating losses in the amount of $1,527,655 that will expire at various years through 2044.

A valuation allowance was provided in the current year financial statements relating to the above net operating loss carryforwards because the Company believes that there may be a greater than 50 percent probability that the loss carryforwards will not be utilized. Accordingly, the Company’s valuation allowance increased by $581,462.

The Company’s Federal and state tax returns are open and subject to examination. The typical open period is three years from the date the return is filed.

FASB ASC 740 requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company’s income tax returns to determine whether the income tax positions meet a “more likely than not” standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes. As of January 31, 2022, the company has no material uncertain tax positions.

NOTE 12 – WARRANTS

The Company has issued the following outstanding warrants to purchase common stock and all were exercisable at January 31, 2022 and January 31, 2021:

Exercise Price	Number Outstanding	Expiration Date

$1.10	26,000	April 27, 2026
$3.75	25,000	April 27, 2026
	51,000

F-19

The following is a summary of the warrant activity:

	Warrants	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)

Issued	51,000	$2.40	4.25
Outstanding – January 31, 2022	51,000	$2.40	4.25
Exercisable – January 31, 2022.	51,000	$2.40	4.25

The fair value of each equity-classified stock warrant was estimated using the Black-Scholes option pricing model with the following assumptions:

Fair value of common stock	$0.12
Expected term (in years)	4.75
Risk-free rate of return	1.83%
Expected volatility	75%
Dividend yield	0%

The weighted average fair value per equity-classified warrants issued during the half year ended January 31, 2022 was $0.01.

The fair value of the equity-classified warrants was determined to be immaterial.

The fair value of each liability-classified stock warrant was estimated using the Monte Carlo model with the following assumptions:

Fair value of common stock	$0.12
Expected term (in years)	5.0
Risk-free rate of return	0.69%
Expected volatility	60%
Dividend yield	0%

The initial fair value of the warrant liability was recorded as a $101,000 loss on issuance of warrant liability on the statements of operations and comprehensive loss.

The derivative warrant liabilities are Level 3 recurring fair value measurements. The following table presents the change in Level 3 liabilities:

Warrants issued	101,000
Outstanding – January 31, 2022	$101,000

NOTE 13 – CONVERTIBLE NOTES

The Company has adopted ASU 2020-06, topic 815-40 Accounting for Convertible Instruments and Contracts in an Equity’s Own Equity.

F-20

On various dates between August 6, 2021 and January 31, 2022, the Company entered into various unsecured convertible promissory notes for principal amounts ranging from $25,000 to $150,000, totaling $992,500. The Promissory Notes have a maturity date of March 31, 2023 and will accrue interest at a simple rate between 6% and 8% per year. These promissory notes are potentially convertible into 581,157 shares. The promissory notes will convert to common stock at the earliest of the next equity financing or the maturity date of the note.

	January 31, 2022	January 31, 2021

Convertible notes	$992,500	$-
Debt issuance cost	(16,250)	-
Net total	$976,250	$-

NOTE 14 – RISKS AND UNCERTAINTIES

The COVID-19 pandemic has disrupted economic activity worldwide. Management is evaluating the impact of these events as information becomes available to make decisions to protect its operations and employees. No determination has been made as to the impact on these consolidated financial statements of the COVID-19 pandemic as of the date these consolidated financial statements were available to be issued.

NOTE 15 – SUBSEQUENT EVENTS

The Company performed a review of events from the balance sheet date through the date the financial statements were issued and determined that, except for the following items, there were no such events requiring recognition or disclosure in the consolidated financial statements.

As disclosed in Note 13, on various dates between August 6, 2021 and January 31, 2022, the Company issued $992,500 in convertible promissory notes (the “Promissory Notes”). Subsequently on various dates between February 1, 2022 and April 30, 2022, the Company has issued an additional $37,500 for a total of $1,030,000 in Promissory Notes. Certain of the Company’s officers and directors have participated, and may participate in the future, in our Promissory Notes offering.

As disclosed in Note 10, in October 2020, the Company launched a best efforts offering of up to 4,000,000 shares of Common Stock, at a per share price of $5.00, pursuant to Regulation A under the Securities Act. As of April 30, 2022, the Company had raised a total of $526,330 under this financing round. Certain of the Company’s officers and directors have participated, and may participate in the future, in this offering.

On April 21, 2022, the Company hired and appointed Leo Carayannopoulos as the Chief Executive Officer of the Company. Under the terms of his employment, Mr. Carayannopoulos was granted a 10-year option to purchase 688,900 shares of common stock of the Company. The option has an exercise price of $1.36 per share and vests over four years.

On April 27, 2022, the Company terminated its license agreement with Superior Vas, LLC, formerly Superior Vas, Inc. (“Superior Vas”). to use its Superior VAS vasectomy device. Under the terms of the termination agreement, any past or future consulting fees owed by the Company to Superior VAS or Mr. Bruce Shingleton, the inventor of the device, were waived.

The Company has entered into a research and development agreement with a major research institution to initiate the development and commercialization of the Prostate Specific Antigen (PSA) and other men’s health at-home tests. Given the early stage of development, management believes it is not material to the financial condition or operating results of the Company at this time.

F-21

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation (incorporated herein by reference to the copy submitted as Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on September 14, 2021)
2.2	Bylaws (incorporated herein by reference to the copy submitted as Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on September 14, 2021)
3.1	Investor Rights Agreement dated January 25, 2021* (incorporated herein by reference to the copy submitted as Exhibit 3.1 to the Company’s Offering Statement on Form 1-A, filed on September 14, 2021)
3.2	Right of First Refusal and Co-Sale Agreement dated January 25, 2021* (incorporated herein by reference to the copy submitted as Exhibit 3.2 to the Company’s Offering Statement on Form 1-A, filed on September 14, 2021)
3.3	Form of Convertible Note Purchase Agreement, including Form of Convertible Promissory Note
4.1	Form of Subscription Agreement (incorporated herein by reference to the copy submitted as Exhibit 4.1 to the Company’s Amendment No. 1 to its Offering Statement on Form 1-A, filed on October 7, 2021)
5.1	Voting Agreement dated January 25, 2021* (incorporated herein by reference to the copy submitted as Exhibit 5.1 to the Company’s Offering Statement on Form 1-A, filed on September 14, 2021)
6.1	Confirmatory Assignment of Patent Rights dated May 18, 2020 (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on September 14, 2021)
6.2	Leonidas Carayannopoulos Offer Letter
6.3	[INTENTIONALLY OMITTED]
6.4	Master Employment Agreement dated June 15, 2020 (incorporated herein by reference to the copy submitted as Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on September 14, 2021)
6.5	Services Agreement with UrbanX Global Investors dated May 15, 2020 (incorporated herein by reference to the copy submitted as Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed on September 14, 2021)
6.6	Asset Purchase Agreement with Daniel Larkin, dated January 15, 2022 *
6.7	2020 Equity Incentive Plan (incorporated herein by reference to the copy submitted as Exhibit 6.7 to the Company’s Offering Statement on Form 1-A, filed on September 14, 2021)
6.8	Side Letter re Series B Preferred Stock Financing January 25, 2021* (incorporated herein by reference to the copy submitted as Exhibit 6.8 to the Company’s Offering Statement on Form 1-A, filed on September 14, 2021)

* Portions of the exhibit have been omitted.

E-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lowell, Massachusetts, on May 2, 2022.

MEDICAMETRIX, INC.

/s/ Leonidas Carayannopoulos
By	Leonidas Carayannopoulos, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Leonidas Carayannopoulos
By	Leonidas Carayannopoulos, Chief Executive Officer
Date:	May 2, 2022

/s/ Robert Rudelius
By	Robert Rudelius, Chief Financial Officer (principal accounting officer)
Date:	May 2, 2022

S-1